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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               _________________

                                   FORM 11-K

[Mark One]
[X] ANNUAL REPORT Pursuant to Section 15(d) 1934 [Fee Required] For the fiscal year ended December 31, 1994.

                                      OR

[_] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] For the Transition Period from _____________ to _____________ Commission File Number 0-5965.

A.    Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

                          NORTHERN TRUST CORPORATION
                            50 South LaSalle Street
                            Chicago, Illinois 60675

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FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and schedules are filed as part of this annual report:

1994 FORM 5500 FOR TIP AND SUCH FINANCIAL STATEMENTS AND SCHEDULES AS FORM A PART THEREOF.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No. 33-51971.

All other documents relating to TIP have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No. 33-51971.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

                                           THE NORTHERN TRUST COMPANY
                                              THRIFT-INCENTIVE PLAN

                                                /s/ William N. Setterstrom

Date: June 28, 1995                             By WILLIAM N. SETTERSTROM
                                                      Chairman, Employee Benefit
                                                      Administrative Committee




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                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation or our report dated April 21, 1995 into this Form 11-K and to incorporation by reference of such report in Form S-8, No. 33-51971, previously filed by Northern Trust Corporation.


                                                        /s/ Hill, Taylor & Co.

                                                        HILL, TAYLOR & CO.

Chicago, Illinois
June 15, 1995





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                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Northern Trust Company Employee Benefit Administrative Committee:

We have audited the financial statements of THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN in order to form an opinion on the financial statements and schedules included in the Form 5500 for The Northern Trust Company Thrift-Incentive Plan for the 1994 Plan year. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and schedules included in the Form 5500 for The Northern Trust Company Thrift-Incentive Plan for the 1994 Plan year are presented fairly in conformity with generally accepted accounting principles.


                                                       /s/ Hill, Taylor & Co.

                                                       HILL, TAYLOR & CO.

Chicago, Illinois
April 21, 1995

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